# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: VYNE Therapeutics Inc., CIK 0001566044
CUSIP: 92941V308
Title of class of securities: common stock, par value $0.0001
Address of issuer's principal executive offices: 685 ROUTE 202/206 N., SUITE 301, 685 ROUTE 202/206 N., SUITE 301, BRIDGEWATER, New Jersey (NJ), 08807
Date of event which requires filing of this statement: 06/08/2026
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0002140685-26-000001
Filed by CIK 0002140685

## Reporting persons
- Zhang Xiaofan

## Item 1. Issuer
Name of issuer: VYNE Therapeutics Inc.
Address of issuer's principal executive offices: 685 ROUTE 202/206 N., SUITE 301, 685 ROUTE 202/206 N., SUITE 301, BRIDGEWATER, NEW JERSEY, 08807.

## Item 2. Person Filing
Name of person filing: zhang xiaofan
Address of principal business office or, if none, residence: Rm1607, tower 3, central residence, 1038 Huashan Road, Shanghai
Citizenship: Hong Kong

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 5511558
Percent of class: 16.5%
Sole power to vote or to direct the vote: 5511558
Sole power to dispose or to direct the disposition: 5511558

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Zhang Xiaofan: zhang xiaofan, Mr (07/17/2026)